UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Petros Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71678J100
(CUSIP Number)

John D. Shulman
c/o JCP III SM AIV, L.P.
5301 Wisconsin Avenue, NW
Suite 570
Washington, DC 20015
(301) 215-7740
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71678J100	13D	Page 1 of 9

1. Names of Reporting Persons.
METP Holdings, LLC

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
13,648

9. Sole Dispositive Power
0

10. Shared Dispositive Power
13,648

11. Aggregate Amount Beneficially Owned by Each Reporting Person
13,648
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
0.1%
14. Type of Reporting Person
OO

CUSIP No. 71678J100	13D	Page 2 of 9

1. Names of Reporting Persons.
Metuchen Therapeutics, LLC

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
185,414

9. Sole Dispositive Power
0

10. Shared Dispositive Power
185,414

11. Aggregate Amount Beneficially Owned by Each Reporting Person
185,414
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
1.9%
14. Type of Reporting Person
OO

CUSIP No. 71678J100	13D	Page 3 of 9

1. Names of Reporting Persons.
JCP III SM AIV, L.P.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
3,395,964

9. Sole Dispositive Power
0

10. Shared Dispositive Power
3,395,964

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,395,964
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.9%
14. Type of Reporting Person
PN

CUSIP No. 71678J100	13D	Page 4 of 9

1. Names of Reporting Persons.
Juggernaut Partners III GP, L.P.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
3,395,964

9. Sole Dispositive Power
0

10. Shared Dispositive Power
3,395,964

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,395,964
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.9%
14. Type of Reporting Person
PN

CUSIP No. 71678J100	13D	Page 5 of 9

1. Names of Reporting Persons.
Juggernaut Partners III GP, Ltd.

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
3,395,964

9. Sole Dispositive Power
0

10. Shared Dispositive Power
3,395,964

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,395,964
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.9%
14. Type of Reporting Person
CO

CUSIP No. 71678J100	13D	Page 6 of 9

1. Names of Reporting Persons.
John D. Shulman

2. Check the Appropriate Box if a Member of a Group
(a)
(b)

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
3,395,964

9. Sole Dispositive Power
0

10. Shared Dispositive Power
3,395,964

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,395,964
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
34.9%
14. Type of Reporting Person
IN

CUSIP No. 71678J100	13D	Page 7 of 9

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Petros Pharmaceuticals, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by Metuchen Therapeutics, LLC (“MT”), METP Holdings, LLC (“METP”), JCP III SM AIV, L.P. (“JCP III AIV”), Juggernaut Partners III GP, L.P. (“JCP III GP”), Juggernaut Partners III GP, Ltd. (“JCP III GP Ltd”), and John D. Shulman (together with JCP III AIV, JCP III GP and JCP III GP Ltd,  the “Reporting Persons”).

The shares of Common Stock are held by JCP III AIV, METP and MT.  JCP III AIV holds an ownership percentage of 67.9% of MT. John Shulman is the managing member of MT. JCP III GP is the sole general partner of JCP III AIV and METP; JCP III GP Ltd is the sole general partner of JCP III GP; and John Shulman is the sole director of JCP III GP Ltd.  Mr. Shulman is also Executive Chairman of the Issuer.  Each of JCP III GP, JCP III GP and Mr. Shulman disclaim beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the Common Stock in which they have no pecuniary interest.

The address of each of Mr. Shulman, METP, MT, JCP III AIV, JCP III GP and JCP III GP Ltd is 5301 Wisconsin Avenue, NW, Suite 570, Washington, DC 20015.

METP, MT and JCP AIV III are principally engaged in the business of investment in securities. JCP III GP is principally engaged in serving as the sole general partner of JCP III AIV. JCP III GP Ltd is principally engaged in serving as the sole general partner of JCP III GP. Mr. Shulman is principally engaged as the founder and managing partner of Juggernaut Management, LLC, a private equity firm.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

METP and MT are each a Delaware limited liability company. JCP III AIV is a Delaware limited partnership. JCP III GP is a Cayman Islands exempted limited partnership. JCP III GP Ltd is a Cayman Islands limited corporation. Mr. Shulman is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the shares of Common Stock held by them on December 1, 2020, upon the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of May 17, 2020, by and among the Issuer, Neurotrope, Inc., a Nevada corporation, PM Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Issuer (“Merger Sub 1”), PN Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer (“Merger Sub 2”), and Metuchen Pharmaceuticals LLC, a Delaware limited liability company (“Metuchen”), as amended by the First Amendment to the Original Merger Agreement (the “First Amendment”), dated as of July 23, 2020 and the Second Amendment to the Original Merger Agreement, dated as of September 30, 2020 (the “Second Amendment” and, together with the Original Merger Agreement and the First Amendment, the “Merger Agreement”).  Pursuant to the Merger Agreement the Reporting Persons received 3,395,964 shares of Common Stock of the Issuer in exchange for 6,836,343 units of Metuchen.

ITEM 4. PURPOSE OF TRANSACTION

The Merger Agreement provides for (1) the merger of Merger Sub 1, with and into Metuchen, with Metuchen surviving as a wholly-owned subsidiary of the Issuer (the “Metuchen Merger”) and (2) the merger of Merger Sub 2 with and into Neurotrope, with Neurotrope surviving as a wholly-owned subsidiary of the Issuer (the “Neurotrope Merger” and together with the Metuchen Merger, the “Mergers”).

On December 1, 2020, the Mergers were consummated, pursuant to which, among other things, the Issuer issued 9,705,118 shares of Common Stock.

CUSIP No. 71678J100	13D	Page 10 of 9

The 13,648 shares of Common Stock that are held of record by METP, 185,414 shares of Common Stock that are held of record by MT and 3,196,902 shares of Common Stock that are held of record by JCP III AIV and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

METP is the holder of record of 13,648 shares of Common Stock of the Issuer. MT is the holder of record of 273,213 shares of Common Stock of the Issuer. As a result of JCP III AIV’s 67.9% interest in MT, JCP III AIV has beneficial ownership of 185,414 shares of Common Stock of the Issuer. JCP III AIV is the holder of record of 3,196,902 shares of Common Stock of the Issuer. Each of JCP III GP, JCP III GP Ltd and Mr. Shulman disclaim beneficial ownership of any shares of the Issuer’s Common Stock owned of record by JCP, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)            See also the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 9,707,743 shares of Common Stock outstanding as of December 1, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2020.

(b)  Sole power to vote or to direct the vote:
0 for all Reporting Persons

METP:	0.1%
MT:	1.9%
JCP III AIV:	34.9%
JCP III GP:	34.9%
JCP III GP Ltd:	34.9%
Mr. Shulman:	34.9%

Shared power to vote or to direct the vote:
METP:	0.1%
MT:	1.9%
JCP III AIV:	34.9%
JCP III GP:	34.9%
JCP III GP Ltd:	34.9%
Mr. Shulman:	34.9%

Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

(c)    The information set forth in Item 3 above is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 71678J100	13D	Page 10 of 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information in Items 3 and 4 is incorporated herein by reference.
Registration Rights Agreement
On December 1, 2020, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Persons. Under the Registration Rights Agreement, the Reporting Persons have the demand registration rights and piggyback registration rights described under Item 1.01 of the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed on December 2, 2020. The description of the Registration Rights set forth therein is incorporated by reference herein.
The description is qualified in its entirety by reference to the complete terms and conditions of the Registration Rights Agreement, which is filed as Exhibit 10.1 to the Form 8-K.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement.
Exhibit B
Registration Rights Agreement, dated as of December 1, 2020, by and among Petros Pharmaceuticals, Inc. and JCP III SM AIV, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 2, 2020)

CUSIP No. 71678J100	13D	Page 10 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2020

John D. Shulman

/s/ John D. Shulman

Metuchen Therapeutics, LLC

By:	/s/ John D. Shulman
its managing member

METP Holdings, LLC

By: Juggernaut Partners III GP, L.P.,
its general partner

By: Juggernaut Partners III GP, Ltd.
its general partner

By: /s/ John D. Shulman
Name: John D. Shulman Title: Director

JCP III SM AIV, L.P.

By:	Juggernaut Partners III GP, L.P.,
its general partner
By: Juggernaut Partners III GP, Ltd. its general partner

	By:	/s/ John D. Shulman
	Name:	John D. Shulman
	Title:	Director

Juggernaut Partners III GP, L.P.

By:	Juggernaut Partners III GP, Ltd.
its general partner

	By:	/s/ John D. Shulman
	Name:	John D. Shulman
	Title:	Director

Juggernaut Partners III GP, Ltd.

By:	/s/ John D. Shulman
Name:	John D. Shulman
Title:	Director